PROOF Acquisition Corp I
11911 Freedom Drive, Suite 1080
Reston, VA 20190

November 9, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549-3561

Attn:	Cheryl Brown, Esq.

Re:	PROOF Acquisition Corp I
Amendment No. 4 to Registration Statement on Form S-4
Filed November 3, 2023
File No. 333-274082

Dear Ms. Brown.:

PROOF Acquisition Corp I (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective no later than 4:00 p.m. on Monday, November 13, 2023, or as soon as practical thereafter, or at such other time thereafter as our counsel, Steptoe & Johnson LLP, may request by telephone.  The Company also hereby respectfully requests a copy of the written order verifying the effective date and time.

Should any questions arise in connection with the filing or this letter, please contact Scott D. Fisher at (212) 506-3900 or sfisher@steptoe.com. Thank you for your assistance.

Sincerely,

/s/ Michael Zarlenga
Michael Zarlenga
General Counsel & Corporate Secretary
PROOF Acquisition Corp I

cc:	Scott D. Fisher
Steptoe & Johnson LLP